UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2004 (November 3, 2004)

Commission File Number: 1-9141

THE NEWS CORPORATION LIMITED

(Name of Registrant)

2 Holt Street, Sydney, New South Wales, 2010, Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐        No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐        No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Annexed hereto as Exhibit A is a press release of The News Corporation Limited (“News Corporation”) dated November 3, 2004 announcing that the Federal Court of Australia has approved News Corporation’s reincorporation to the United States.

Also annexed hereto please find a copy of the order of the Federal Court of Australia that News Corporation has filed with the Australian Securities and Investments Commission.

Such announcements were released to the Australian Stock Exchange and in New York.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE NEWS CORPORATION LIMITED

Date: November 3, 2004	By:	/S/ ARTHUR M. SISKIND
Arthur M. Siskind
Director

EXHIBIT INDEX

Exhibit
A.	Press Release of The News Corporation Limited dated November 3, 2004.

B.	Order of the Federal Court of Australia.

EXHIBIT A

News Corporation

NEWS RELEASE

For Immediate Release	Contact: Media: Andrew Butcher 212-852-7070
Investors: Reed Nolte 212-852 7092

Australian Federal Court Approves News Corporation

Reincorporation to United States

Stock Begins Trading on NYSE Under Ticker Symbols NWS-W and NWS.A-W Until Regular-Way Trading Begins on November 12; CDIs To Commence Deferred Settlement Trading Thursday on ASX Under Ticker Symbols NWS and NWSLV

NEW YORK, NY, November 3, 2004 – News Corporation today announced that it has received Federal Court of Australia approval for its proposal to reincorporate from Australia to the United States. The proposal was approved by an overwhelming majority of shareholders at a series of meetings in Adelaide, Australia, last week. The reincorporation transaction is expected to be completed on November 12.

As a result, in the United States:

•	News Corporation’s ADSs ceased trading on the NYSE at the close of business on November 2 (New York-time). Each ADS will be replaced by two shares of Class A (Non-Voting) or Class B (Voting) Common Stock of News Corporation.

•	News Corporation Class A (Non-Voting) and Class B (Voting) Common Stock commenced trading on the NYSE on a when-issued basis this morning. The ticker symbols are NWS-W and NWS.A-W until the stock trades on a regular-way basis on November 12, at which point the ticker symbols will revert to NWS and NWS.A.

In Australia:

•	News Corporation Ordinary and Preferred Shares ceased trading on the ASX at the close of business on November 3 (Sydney-time). Australian shareholders will receive CDIs, each representing one share of Common Stock, for every two Ordinary and Preferred Shares.

•	CDIs will commence trading on the ASX on November 4 on a deferred settlement basis under the ticker symbols NWS and NWSLV. News Corporation CDIs will commence trading on the ASX on a normal basis on November 19.

The News Corporation Limited had total assets as of June 30, 2004 of approximately US$52 billion and total annual revenues of approximately US$20 billion. News Corporation is a diversified international media and entertainment company with operations in eight industry segments: filmed entertainment; television; cable network programming; direct broadcast satellite television; magazines and inserts; newspapers; book publishing; and other. The activities of News Corporation are conducted principally in the United States, Continental Europe, the United Kingdom, Australia, Asia and the Pacific Basin.

For more information about News Corporation, please visit www.newscorp.com.

1211 AVENUE OF THE AMERICAS • NEW YORK, NEW YORK 10036 • newscorp.com

EXHIBIT B

IN THE FEDERAL COURT OF AUSTRALIA

NEW SOUTH WALES DISTRICT REGISTRY

No N1311 of 2004

In the matter of The News Corporation Limited (ABN 40 007 910 330) and the Corporations Act.

The News Corporation Limited

ABN 40 007 910 330

[Seal of Federal Court of Australia]

Plaintiff

ORDER

JUDGE:	HELY J
DATE OF ORDER:	3 NOVEMBER 2004
WHERE MADE:	SYDNEY
THE COURT ORDERS THAT:

1.	Pursuant to section 411(4) of the Corporations Act:

(a)	the Scheme of Arrangement between the Plaintiff and its members (the Share Scheme); and

(b)	the Scheme of Arrangement between the Plaintiff and its optionholders (the Option Scheme);

as set out in the Information Memorandum that is exhibit JC1 to the affidavit of Jonathan Cary sworn on 2 November 2004, subject to the definition of Implementation Date in each scheme being amended to read

“Implementation Date means 2 Business Days after the Record Date”

be approved.

2.	Pursuant to section 411(12) of the Corporations Act, the Plaintiff be exempt from compliance with section 411(11) of the Corporations Act in relation to the Share Scheme and Option Scheme.

3.	These orders be entered forthwith.

Date that entry is stamped: 3 November 2004

[Seal of Federal Court of Australia]

Deputy District Registrar

Prepared in the Federal Court of Australia

Level 16 Law Courts Building

Queens Square

Sydney NSW 2000

DX 613 Sydney